Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman czimmerman@stradley.com (202) 419-8402	March 2, 2018

VIA EDGAR

Lisa Larkin, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: NexPoint Healthcare Opportunities Fund (the “Fund”)

   File Nos. 333-209932; 811-23144

Dear Ms. Larkin:

On behalf of the NexPoint Healthcare Opportunities Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 2 (“Amendment 2”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed, in part, in response to the oral comments of the Commission’s staff (the “Staff”) provided on October 11, 2016 to Owen J. Pinkerton, Morris, Manning & Martin, LLP, as well as to add Class L as a new share class to the Fund. References to page numbers (other than in headings taken from the Staff’s comments) are to pages of the Prospectus (the “Prospectus”), as revised and included in the Amendment.

Please note that, as of February 1, 2018, Stradley Ronon Stevens & Young, LLP, has been engaged by the Fund to serve as its counsel. As such, please direct all further communications about the Fund to our attention.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

General

1.	We note that you did not include audited seed stage financial statements in Amendment No. 1 to the Registration Statement. Please ensure that a following amendment contains the audited financial statements.

Response: The audited seed stage financials will be included in the next amendment.

Lisa Larkin, Esq.

March 2, 2018

Prospectus

Prospectus Cover Page

2.	We refer to the disclosure on the Prospectus cover page and elsewhere that the defined term Healthcare Companies “may include companies in one or more of the following sub-sectors …” Please remove the word “may” from this sentence, so that it is clear what is included within the 80% Test.

Response: The Fund has revised the disclosure on the cover page of the Prospectus as requested. Other applicable references throughout the Registration Statement to “may include” were previously revised in response to the Staff’s comments dated April 1, 2016, and reflected in Pre-Effective Amendment No. 1 (“Amendment 1”).

Prospectus Summary—Investment Adviser and Fees

3.	We refer to your statement under “Investment Adviser and Fees” where you state that the Adviser has access to Highland and its resources through a shared services agreement. Please consider whether this is the appropriate location to discuss the shared services agreement that the Adviser has with Highland, since this sub-section is intended to provide disclosure surrounding the Adviser and the investment advisory agreement.

Response: NexPoint Advisors, L.P. (the “Adviser”) provides services to the Fund pursuant to the Investment Advisory and Administrative Services Agreement between the Fund and the Adviser (the “Agreement”), which include both investment advisory and administrative services. As referenced in the correspondence to the SEC staff on August 12, 2016, the Shared Services Agreement between the Adviser and Highland Capital Management, L.P. provides the Adviser with overhead, administrative services and other back office functions. As it relates to these services, the Adviser fulfills its obligations to the Fund under the Agreement through the Shared Services Agreement. The Fund believes that it remains appropriate to disclose, in the referenced sub-section, the Shared Services Agreement with respect to the Adviser’s services under the Agreement. As such, the Fund respectfully declines the Staff’s comment.

4.	We note your reference to the definition of “Daily Gross Assets” in the investment advisory agreement. Please revise the definition under this sub-section, so that it tracks the definition in the investment advisory agreement.

Response: The Fund has revised the definition of “Daily Gross Assets” on page 4 of the Prospectus Summary to now read, “‘Daily Gross Assets’ is the amount equal to total assets, less any liabilities, but excluding liabilities evidencing leverage.” The Fund has also removed the additional definition of “Daily Gross Assets” on that page with respect to the Expense Limitation Agreement. Corresponding changes were made to page S-23 in the Statement of Additional Information (“SAI”).

Prospectus Summary—Share Classes

5.	Please confirm that the Fund has received an exemptive order that permits it to offer multiple share classes.

Lisa Larkin, Esq.

March 2, 2018

Response: The Fund confirms that it has received an exemptive order that permits it to offer multiple share classes. See In re: Highland Capital Management, L.P., et al., SEC Release No. IC-28908 (Sept. 22, 2009).

Fees and Fund Expenses

6.	We refer to footnote 3 to the “Fees and Fund Expenses” table. Please replace the reference to “total assets” with “gross assets.”

Response: The Fund has revised as requested.

7.	We refer to footnote 4 to the “Fees and Fund Expenses” table. Please provide us with the calculations used to come up with the amount of interest payments presented in the table.

Response: The Fund does not presently intend within the next 12 months as of the date of the final prospectus to issue preferred stock or borrow funds for investment purposes (except that the Fund may do so if the Fund’s Board of Trustees determines it is in the best interest of common shareholders). As such, the Fund has removed “Interest Payments on Borrowed Funds” from the “Fee and Fund Expenses” table.

Management of the Fund—Fund Expenses

8.	We refer to the statement on page 50 that reads, “The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.” Please advise how this is consistent with FASB ASC 946-20-25 and FASB ASC 946-20-35-5. Please update your disclosure to state that offering costs will be amortized on a straight-line basis over the first 12 months of operations.

Response: The Fund has revised the disclosure on page 51 of the Prospectus to now read, “The expenses incurred by the Fund incident to the offering and issuance of shares will be amortized on a straight-line basis over 12 months.”

Statement of Additional Information

Repurchases and Transfers of Shares—Involuntary Repurchases

9.	We refer to prior Comment No. 39 in which we requested an analysis of the legal basis for involuntary repurchases under Section 23(c) of the 1940 Act.

Response: The Fund has removed the disclosure to “Involuntary Repurchases” on page S-10 of the SAI. As such, the Staff’s comment is no longer relevant.

Management of the Fund

10.	Please include a separate line item that identifies the trustees of the Fund that are not “interested persons.”

Response: The Fund has revised as requested.

Lisa Larkin, Esq.

March 2, 2018

11.	Please ensure that the footnote disclosure relating to the determination that Mr. Honis is not an “interested person” and is considered to be independent of the Fund is current and consistent with disclosures found in filings by related funds.

Response: The Fund has revised the entire “Management of the Fund” section to reflect the current management of the Fund (which is consistent with disclosures found in filings by related funds), which includes the footnote disclosure relating to the Mr. Honis determination.

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If you have any questions, please do not hesitate to contact me at (202) 419-8402 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely,

/s/ Christopher J. Zimmerman, Esq.
Christopher J. Zimmerman, Esq.

cc:	Eric Purple